SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2017

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 2 November 2017

Name of applicant:		Prudential plc
Name of scheme:		Prudential Savings-Related Share Option Scheme
Period of return:	From:	1 May 2017	To:	31 October 2017
Balance of unallotted securities under scheme(s) from previous return:		87,040 ordinary shares of 5p each
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		62,844 ordinary shares of 5p each
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		24,196 ordinary shares of 5p each

Name of contact:	Angela Zeng
Telephone number of contact:	+44 (0) 20 7548 3943

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 2 November 2017

Name of applicant:		Prudential plc
Name of scheme:		Prudential Long Term Incentive Plan Prudential Agency Long Term Incentive Plan
Period of return:	From:	1 May 2017	To:	31 October 2017
Balance of unallotted securities under scheme(s) from previous return:		1,737,509 ordinary shares of 5p each
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		10,000 ordinary shares of 5p each
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,727,509 ordinary shares of 5p each

Name of contact:	Angela Zeng
Telephone number of contact:	+44 (0) 20 7548 3943

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 2 November 2017

Name of applicant:		Prudential plc
Name of scheme:		Prudential International Savings-Related Share Option Scheme Prudential International Savings-Related Share Option Scheme for Non-Employees
Period of return:	From:	1 May 2017	To:	31 October 2017
Balance of unallotted securities under scheme(s) from previous return:		683,006 ordinary shares of 5p each
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		113,971 ordinary shares of 5p each
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		569,035 ordinary shares of 5p each

Name of contact:	Angela Zeng
Telephone number of contact:	+44 (0) 20 7548 3943

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 02 November 2017

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Chris Smith

Chris Smith
Deputy Group Secretary